November 10, 2005

Jack A. Cuneo
President and Chief Executive Officer
CB Richard Ellis Realty Trust
865 South Figueroa Street, Suite 3500
Los Angeles, California 90017

Re: CB Richard Ellis Realty Trust
Amendment No. 1 to Form S-11
Filed on October 27, 2005
File No. 333-127405

Dear Mr. Cuneo:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

All page numbers refer to the marked courtesy copy of the registration statement that you provided to us.

Cover Page

1.   We note your response to comment 16 and reissue that portion that requested that you identify the affiliated parties and briefly explain how you are affiliated. In this connection, please revise to disclose that your chairman, president and CEO, and CFO serve as directors of your Advisor and your president and CEO serves as president and CEO of your Advisor, and that all such persons hold ownership interests in the Advisor, quantifying such percentage interests. Similarly, please revise the disclosure on pages 3 and 16.

2.   Please revise the cover page to include the date the offering will end and the fact that you have not made any arrangements to place funds in escrow. See Item 501(b)(8) of Regulation S-K.

3.   We note from your response to comment 13 that you have revised the disclosure as requested.   However, our previous comment requested that you identify the categories of purchasers for whom selling commissions may be reduced or waived rather than referencing "certain categories" of purchasers and rather than cross-referencing the "Plan of Distribution." Nevertheless, the disclosure remains in the second paragraph of the cover page. Accordingly, we reissue the comment.

Summary

4.   We note your use of numerous cross-references in the summary and the risk factors section. Please revise to omit cross-references in the summary and risk factors section.

What is CB Richard Ellis Realty Trust?, page 1

5.   We note your statement on page 1 that you have "certain other acquisition and other investment opportunities in various stages of negotiation and due diligence." Please revise here and on page 14 to disclose whether any of these acquisition and other investment opportunities are probable and revise to briefly describe what you mean by "certain." In this connection please provide us with the agreements for each of these acquisition and investment opportunities.

Who is CB Richard Ellis Investors, LLC?, page 1

6.   Please revise to delete the limited operating data regarding the assets under management and compound annual growth rate of your sponsor in the Summary on page 1 and the dollar amount of the acquisitions closed by your Sponsor on page 4. In this connection, we note that the role of your Sponsor in the amount of acquisitions "closed" is not clear.

Who is CBRE Advisors, LLC, page 2

7.   Please revise to include the affiliation of your sponsor under the heading that discusses your sponsor rather than under the heading that discusses your Advisor. In this connection, please revise this discussion of your Advisor to include the identity the affiliated parties and briefly explain how you are affiliated with your Advisor. Further, please revise to disclose that your Advisor commenced operations in July 2004.

What are your investment objectives?, page 2

8.   Please revise to clarify in the last bullet point that there is no requirement to liquidate if shares are not listed on or before December 31, 2011, but merely to consider liquidation.

What are your business strengths?, page 4

9.   Please revise to balance your discussion with disclosure that your Advisor has no experience in managing a REIT.

What is the current ownership structure of CBRE REIT and its affiliates?, page 7

10.   Please revise the chart to include the ownership structure of the Sponsor.

11.   Please revise the chart to disclose the percentage to be owned by the public following the offering.

12.   Please revise the chart to disclose that the limited partner of the Operating Partnership is CBRE REIT Holdings, LLC, and the identity of the natural persons who control such entity.

What are the fees that you will pay to the Investment Advisor and its affiliates in connection with this offering?, page 9

13.   We note your disclosure here and on page 67 preceding the compensation table that "none of the compensation which the Investment Advisor and its affiliates receives relates to the developmental or acquisition stage of CBRE REIT." Please revise to move the disclosure that appears after the table that CB Richard Ellis and its affiliates may receive acquisition and disposition fees, leasing fees, property management fees, construction supervision fees and mortgage fees to immediately follow the disclosure regarding no developmental or acquisition stage fees and to include in the table that such fees may be paid to CB Richard Ellis and its affiliates, identifying each such affiliate.

14.   We note your disclosure that an affiliate of the Investment Advisor has received mortgage loan origination fees of approximately $112,000 in connection with the REMEC Corporate Campus acquisition and approximately $90,000 in connection with 300 Constitution Drive. Please revise the chart here and on page 67 to include these payments to affiliates.

Risk Factors, page 14

15.   Please revise to include a risk factor that if the advisory agreement is terminated without cause, the OP will redeem the class B limited partnership interests for cash and if it is terminated for cause the OP will redeem such class B limited partnership interests for $100 per interest, and revise to disclose the impact on the C limited partnership interests and the consequences to investors in the REIT.

16.   Please revise to discuss the risk to investors of the REIT from the fact that distributions to common stockholders of the REIT will only be made after distributions, to Class B limited partnership holders, of 20% of all net proceeds of any disposition of properties to be distributed to the partners (after subtracting certain items) and 20% of the distributions to the partners in excess of 6% of the aggregate purchase price paid for all outstanding class A units. Similarly, note that Class C limited partnership holders receive 3% of the aggregate amounts distributable to the class A unitholders and the holder of the class C limited partnership interest and up to 3% of the proceeds upon liquidation of the assets of CBRE OP.

We could become more highly leveraged, page 24

17.   Please revise the risk factor heading to discuss the risk that high leverage may reduce the amounts available for distributions.

18.   We note your disclosure on page 40 that as of June 30, 2005 on a pro forma basis you had $35 million of outstanding indebtedness. Please revise to disclose the percentage of your net assets that such amount represents.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

Overview, page 34

19.   We reissue comment 37 in part. You state that "substantially all of [your] real estate investments are held directly by, or indirectly through, wholly-owned subsidiaries of CBRE OP." Please revise to note who or what besides CBRE OP holds your real estate investments.

Results of Operations, page 38

20.   We have reviewed your revised disclosure in response to comment 40 and request that you clearly state in your document, if true, that the properties in which you are in various stages of negotiation and due diligence are currently not probable of acquisition.

Financial Condition, Liquidity and Capital Resources, page 38

21.   Please revise to discuss the material terms of your loan commitments to borrow $9.725 million, $12 million, and $13.250 million, respectively, identify the lenders and file the agreements as exhibits.

22.   We note in response to comment 43 that your declaration of trust defines "net assets." Please revise to briefly explain how you are defining net assets.

Prior Performance Summary, page 44

23.   We note your disclosure that unlike this offering there were no sales commissions paid in the Prior Programs. Please revise to discuss the reasons no sales commissions were paid and tell us how funds for such programs were raised.

24.   Please advise us how your investments were held. For instance, please note if they were held as a limited partnership or pursuant to an investment agreement. If any of the investments were held pursuant to investment agreements, please provide us with copies of those agreements.

25.   We note your response to our previous comment 51. Please disclose the factors that lead to distributions that exceeded operating cash flows including the alternative source of the distributions. Further it does not appear from Table III that Global Innovation Partners is the only program in which distributions exceeded operating cash flows. Please advise.

Other, page 46

26.   Please revise the heading to provide more description of the discussion in this section.

27.   Please revise to note whether the Retail Enhancement Fund program refers to a specific fund or a series of funds. For instance, please note whether the Retail Enhancement Funds referenced in Table III, on page A-4, are considered part of the Retail Enhancement Fund program.

28.   We note the disclosure on page 46 that no Prior Program other than REF has been completed and that the Sponsor expects that these Prior Programs will meet their investment objectives. Please revise to provide the basis for this statement.

29.   We note your statement that no Prior Program other than REF has been completed and your disclosure of the adverse business developments of this completed program. Please revise to disclose any adverse business developments of Prior Programs that have closed but not liquidated.

30.   We note your statement that REF did not perform as expected. Please revise to
        summarize the performance and cross- reference such performance in Table III. In this
        connection, please revise to include such Program in Table III.

Certain Relationships and Related Party Transactions, page 69

Other Activities of the Investment Advisor and its Affiliates, page 69

31.   Please revise to quantify the ownership interests in the Investment Advisor referenced in
        the last full paragraph on page 69.

Ownership by the Investment Advisor and its Affiliates, page 70

32.   Please revise to disclose the nature of the business of CBRE REIT Holdings, LLC and the
        natural persons who control such entity. Further, please revise to disclose the value of
        the services provided in exchange for the class B and class C limited partnership interests
        and the number and percentage of each of class A, class B and class C limited partnership
        interests issued to CBRE REIT Holdings.

33.   Please revise to disclose the aggregate consideration and per share consideration paid by
        your chairman for the 3,893 shares of CBRE Investors common stock issued to him in
        January 2005.

34.   Please revise to disclose the value of the shares issued to CBRE Investors and your
        chairman based on the offering price.

Affiliated Service Providers, page 70

35.   Please revise to discuss the payments that may be made to CB Richard Ellis and its
        affiliates, identifying such affiliates, in connection with acquisitions, dispositions,
        leasing, property management, construction supervision, and mortgage banking.

Transfer Restrictions, page 77

36.   We note your response to comment 63. Please advise us whether there were any
        agreements between you and CBRE Investors whereby CBRE Investors was required to
        resell your common shares to its employees, including Robert A. Zerbst.

The Operating Partnership Agreement, page 86

37.   We note your reference to "Summary – Listing" for an explanation of deeming a listing
        to be a disposition of all properties for purposes of distributions to Class B limited
        partnership holders. We are unable to locate the explanation in the summary. Further,
        please revise to include such explanation here.

38.   We note your disclosure that Class B limited partners receive 20% of the distributions to the partners in excess of 6% of the aggregate purchase price paid for all outstanding class A units. Please revise to disclose the aggregate purchase price paid for all outstanding class A units and the business purpose for this structure.

Financial Statements

General

39.   Please continue to monitor the updating requirements of Rule 3-12 of Regulation S-X.

Consolidated Statements of Shareholders' Equity, page F-12

40.   Reference is made to the dividends paid through June 30, 2005. It does not appear that all amounts represent a portion of the Company's profit. If the amounts disclosed represent distributions, that is, payments from cash flow, please revise your disclosures as appropriate to characterize the amounts as such or advise us.   Also, please include disclosure of the tax status of the amounts distributed including that portion representing a return of capital, if any. See Rule 3-15 of Regulation S-X. Please also tell us your consideration of SAB Topic 1.B.3.

Note 6 – Concentrations, page F-20

41.   Based on your response to comment 68, we note that you used a base of $150 million, which is the amount expected in good faith to be raised during the first twelve months of your offering, and therefore you did not have an asset concentration exceeding 20%. Please clarify if either of these properties are significant at the 10-20% level. If so, pertinent financial information related to the tenant or the guarantor should be included in the filing. This includes summarized financial information described in Rule 1-02(bb) of Regulation S-X as well as total cash flows from operating, investing and financing activities as determined under SFAS 95 for each of the past three years and interim periods.

Note 7 – Asset Management and Other Fees to Related Parties

Affiliate Equity Investment, page F-21

42.   We note your response to our previous comment 69; however, we reissue our prior comment as your prior response only discussed your prospective accounting treatment. Please clarify how you accounted for the Class B and C limited partnership interests upon issuance and how these interests were valued. Explain to us your consideration of accounting literature that covers non-employee issuances of equity instruments in exchange for services.

Performance Tables, beginning on page A-1

Table III

43.   We note your response to comment 51 and that you have excluded returns of capital from Table III. Please revise to discuss the source for the excess distributions for each program in which amounts distributed exceeded current period operations, sales and refinancings.

44.   Please clarify if cash generated from operations is consistent with cash flows from operating activities as derived from the programs' statement of cash flows.

Part II

Exhibits

45.   We reissue comment 76. Please file all required exhibits as promptly as possible. We must review all the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for our review.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Thomas Flinn, Accountant, at (202) 551-3469 or Cicely Luckey, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3852 with any other questions.

Sincerely,

Elaine Wolff
Legal Branch Chief

cc: Robert E. King, Jr., Esq. (*via facsimile*)
        Clifford Chance US LLP